EX-99.d.ii.

APPENDIX A

Fund	Fee Rate	Effective Date
Cambria Global Income and Currency Strategies ETF	0.69%	May 2, 2013
Cambria Shareholder Yield ETF	0.59%	May 2, 2013
Cambria Foreign Shareholder Yield ETF	0.59%	September 10, 2013
Cambria Sovereign High Yield Bond ETF	0.59%	December 10, 2013
Cambria Global Momentum ETF	0.59%	December 10, 2013
Cambria Value and Momentum ETF	0.59%	December 10, 2013
Cambria Global Asset Allocation ETF	0.00%	September 16, 2014